EXHIBIT 2


                           Nolan Acquisition Partners


December 4, 1998

By Telecopy and Federal Express
-------------------------------
Mr. Eric Anderson
Chairman, President and Chief Executive Officer
Aviall, Inc.
2075 Diplomat Drive
Dallas, Texas  75234-8999


Dear Eric:


As you know, through Nolan Acquisition Partners we have made a significant investment in Aviall common stock. Over the last few weeks, we and other representatives of Nolan have spoken informally with you and Robert Lambert about having Nolan representatives serve on the Board of Directors of the Company.

The members of the Nolan group and their affiliates have substantial experience in the aviation industry and are well known to Aviall. Indeed, in 1996, Greenwich Air Services, a public company controlled at the time by Eugene Conese, Sr., acquired all of Aviall's commercial jet engine services businesses. Eugene Conese, Jr. served as the President and Chief Operating Officer of Greenwich from 1990 through October 1997.

Thomas Kincaid has 24 years of experience in the aviation industry. In 1979, he formed International Turbine Service, Inc., a company engaged in the sale of aircraft engine parts. In 1995, he became President and Chief Executive Officer of International Airmotive Holding Corporation, a company formed to own International Turbine Service, Inc. and Dallas Airmotive, Inc., a company engaged in the business of overhauling aircraft engines whose assets were acquired from Aviall.

Dan Komnenovich held numerous financial positions at Aviall from 1983 to 1995. In 1995, he became Executive Vice President and Chief Financial Officer of International Airmotive Holding Corporation.

In total, Greenwich Air Services and Dallas Airmotive, Inc. have purchased approximately $450 million of assets from Aviall as a result of these transactions.

Eric Anderson
Page Two
December 4, 1998


You have informed us that, at the regularly scheduled Board meeting, which we believe will be held next week, the Board will be voting to add an additional outside director and to increase the size of the Board to seven directors. We formally request that the Board also vote to place Gene Conese, Jr. and Dan Komnenovich on the Board. (Copies of their CV's are attached hereto.) The Board would then be expanded to a total of nine directors, with three classes of directors and a total of seven outside directors.

Eric, we hope you would welcome new representatives on the Board with substantial industry experience and a substantial equity investment in the Company. We have made a significant financial investment in the future of the Company and we are very confident that we can be enormously helpful in defining the Company's strategic plan and creating value for all of the stockholders. Indeed, since the filing of our November 6, 1998 Schedule 13D we have been contacted by various stockholders who have encouraged our involvement in the Company. These stockholders have made it clear that they support the addition to the Board of Directors of persons with substantial equity investments in the Company.

We request the opportunity to meet with the directors in person at the upcoming Board meeting to explain further our strategic vision for the future of the Company and to answer any questions. Our legal advisors, Joseph S. Allerhand and David E. Zeltner, from Weil, Gotshal & Manges, are also prepared to meet with your legal advisors and to provide any further information that your Board may need to consider with respect to the nominations of Gene Conese, Jr. and Dan Komnenovich to the Board.

Please call Eugene at (305) 774-3500 or (305) 774-3536 so that appropriate arrangements can be made for attendance at the meeting.

Sincerely,

/s/ Eugene P. Conese, Sr.

Eugene P. Conese, Sr.


/s/ Thomas R. Kincaid

Thomas R. Kincaid



cc:  Directors of Aviall, Inc.

                              Eugene P. Conese, Jr.
                                    Biography

In January 1998, Eugene P. Conese, Jr. formed New Canaan Corporation, a private investment and holding company, and serves as President and Chief Executive Officer and is a member of the company's Board of Directors.

Prior to forming New Canaan Corporation, Mr. Conese, Jr. was President and Chief Operating Officer of Greenwich Air Services, Inc. ("Greenwich"). Mr. Conese, Jr. joined Greenwich in 1989 as Vice President Strategic Planning and was promoted to President and Chief Operating Officer in 1990. Under his leadership, Greenwich grew from a single facility employing 400 workers with annual revenues of $40 million and one engine line to become the world's largest independent provider of repair, refurbishment, overhaul and maintenance for gas turbine engines. By 1997, the company employed more than 3,400 professionals at ten facilities around the world. With more than 1.7 million square feet of production space, Greenwich serviced fifteen engine lines and fifty engine models for more than five hundred customers around the globe. Annual sales in fiscal 1997 were expected to exceed $800 million, and with Greenwich's acquisition of UNC, pro forma 1997 sales would exceed $1.8 billion.

Since joining Greenwich in 1989, Conese was instrumental in leading the company to its current stature with annual internal growth rates exceeding nineteen percent, leading the industry's consolidation with acquisitions of several competitors and fifteen quarters of record financial results since becoming a public company. In 1992, the company expanded its services to include the introduction of high bypass engine overhaul capabilities. In 1993, Greenwich went public with an initial offering. A year later, the company acquired Gas Turbine Company, propelling it into the aeroderivative engine and power station business.

In 1996, with a secondary public offering that raised $260 million, Greenwich acquired its largest competitor, the commercial engine services division of Aviall, Inc., adding new engine lines, component capabilities and facilities to its service offering. The acquisition of UNC, Inc., the world's largest independent aviation services company, was announced by Greenwich in February 1997 and Greenwich/UNC was acquired by General Electric Company in September 1997.

Greenwich's success under Mr. Conese's leadership resulted in a compounded equity return of 91% since the Initial Public Offering in 1993 to its sale in 1997. Greenwich was also the recipient of many growth recognitions including:
May 1996, Florida Trend named Greenwich as the leading Florida stock appreciation in the small cap stock category, in 1997 was honored as "Emerging Company of the Year" by the Association for Corporate Growth, South Florida Chapter and received the coveted Cutting Edge Award.

Conese joined Greenwich from Haskon Corporation where he served as President. Haskon was the world's largest supplier of silicone rubber seals for the



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
aerospace industry. In addition, Conese served as President of EPCO Technologies, a leader in the development and production of plastic products for the packaging industry. He has also served with Bay Bank Finance and Leasing Company.

Active in civic and business organizations, Conese is a member of the Greater Miami Chamber of Commerce, the Wings Club and the Aviation Alliance Committee and was active in supporting the American Red Cross of South Florida. He has a B.A. Degree in Economics from Denison University.

DAN P. KOMNENOVICH
--------------------------------------------------------------------------------
                                                                 4223 Shenandoah
                                                             Dallas, Texas 75205
                                                            Home: (214) 520-8389
                                                          Office: (214) 956-3080


                                     SUMMARY

Extensive financial experience across diverse industries and markets. Comfortable dealing with complex organizations on an international scale. Vision and strategic planning capabilities coupled with strong restructuring and cost containment skills. Ability to create an environment of change and achievement.

                                CAREER BACKGROUND


INTERNATIONAL AIRMOTIVE HOLDING CORPORATION                         1995-present
Dallas, Texas
International Airmotive Holding Corporation, the holding company for Dallas Airmotive, Inc. and International Turbine Service, Inc. is a privately owned worldwide international provider of aviation services to business, general and regional airline markets. The company was acquired by BBA Group PLC in January, 1997.

         Executive Vice President - Finance and Chief Financial Officer
         --------------------------------------------------------------
         Worldwide responsibility for the integrity of financial data, internal controls, financial planning and business development.


RYDER AIRLINE SERVICES, INC. (AVIALL, INC.)                         1983-1995
Dallas, Texas
A wholly owned subsidiary of Ryder System, Inc. and an international provider of aviation services to the commercial and general aviation markets.

         Senior Vice President - Development                        1993-1995
         -----------------------------------
         Responsible for new business development in domestic and international markets and the divestment of targeted assets.

         o Managed the restructuring and negotiated the sale of three discontinued businesses with asset values of $450 million.


         Senior Vice President - Finance/Chief Financial Officer    1989-1993
         -------------------------------------------------------
         Managed a staff of 175 with worldwide responsibility for the integrity of financial data, internal controls, financial planning, materials management, information systems, and business development.

         o Implemented the strategy to spin-off Ryder's aviation companies resulting in the formation of a publicly traded company with the revenues of $1 billion annually.






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